STEIN ROE
                            MUTUAL FUNDS
                           Sensible Risks.
                       Intelligent Investments. [service mark]


                            September 14, 1999

BY EDGAR

Attention: Filing Desk
Investment Management Division
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Stein Roe Floating Rate Income Fund
     File Nos. 333-61751, 811-08953

Gentlemen:

                       Request for Withdrawal

Pursuant to Rule 477 of the Securities Act of 1933, we would like to withdraw post-effective amendment No. 1 to the registration statement on Form N-2 of Stein Roe Floating Rate Income Fund. Please withdraw accession number 0000809558-99-000076, form type 486APOS, filed August 31, 1999.

Please call me at (312) 368-7845 if you have any questions.

Sincerely,

STEIN ROE FLOATING RATE INCOME FUND



Heidi J. Walter
Vice-President and Secretary

HJW/ndp


Stein Roe Mutual Funds  One South Wacker Drive  Chicago, IL
60606-4685  312.368.7700
Liberty Funds Distributor, Inc., Distributor